

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Bing Jin
Chief Financial Officer
JOYY Inc.
Building B-1
North Block of Wanda Plaza, No. 79 Wanbo Er Road
Nancun Town, Panyu District
Guangzhou 511442
The People's Republic of China

      Re: JOYY Inc.
          Form 20-F for the Year Ended December 31, 2019
          Filed April 27, 2020

Dear Mr. Jin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology